Exhibit 99.1

Tombstone Exploration Receives State Approval for Five Additional Silver/Gold Exploration Permits

PHOENIX, AZ--(Marketwire - 06/02/10) - Tombstone Exploration Corporation (OTC.BB:TMBXF - News) announced today that the exploration permits that were applied for on March 18th, 2010 have been approved by the Arizona State Land Department. Tombstone paid the fees for these permits on May 27th.

The permits encompass five sections, totaling approximately 2,500 acres in the Tombstone Mining District that are surrounding the Company's current holdings. The rocks in these parcels are principally the Bisbee Group sediments and metasediments that have been highly productive in both the Tombstone Mining District and in the Warren (Bisbee) Mining District, Arizona.

Alan M. Brown, CEO of Tombstone, commented, "The additional acreage will certainly enhance our property and will be encompassed as part of the Geophysical Program which we are currently in the final stages of planning, and in our 2010 Drilling program."

Tombstone Exploration Corporation (TMBXF) is focused primarily on exploration and development of mineral resources. Tombstone Exploration Corporation has the mineral rights to approximately 11,500 acres of historical mining land in the areas around Tombstone, Arizona and is the largest landholder in the Tombstone Mining District.

For more information on Tombstone Exploration Corporation, please visit www.tombstonemining.com.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not historical facts may be forward-looking statements within the meaning of the Securities Act of 1933, as amended. Forward-looking statements include statements regarding the intent, belief or current expectations of the Company and its management. Such statements are estimates only, as the Company has not completed the preparation of its financial statements for those periods, nor has its auditor completed the audit of those results. Actual revenue may differ materially from those anticipated in this press release. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to Tombstone Exploration Corporation's ability to obtain additional financing. Tombstone Exploration Corporation undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Tombstone Exploration Corporation's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Tombstone Exploration Corporation's success are more fully disclosed in Tombstone Exploration Corporation most recent public filings with the U.S. Securities and Exchange Commission.